EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
In millions	October 1, 2017	October 2, 2016
Earnings
Income before income taxes	$1,769	$1,422
Add
Fixed charges	117	110
Amortization of capitalized interest	1	1
Distributed income of equity investees	99	109
Less
Equity in earnings of investees	265	205
Capitalized interest	4	4
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1)	—
Earnings before fixed charges	$1,718	$1,433

Fixed charges
Interest expense(1)	$57	$51
Capitalized interest	4	4
Amortization of debt discount and deferred costs	2	2
Interest portion of rental expense(2)	54	53
Total fixed charges	$117	$110

Ratio of earnings to fixed charges(3)	14.7	13.0
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(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.